VEON Ltd. and VEON Holdings B.V. Proposed Scheme of Arrangement of VEON Holdings B.V. Invitation to Submit Voting and Proxy Forms and Notice of Scheme Meeting Amsterdam, Netherlands, 21 December 2022 19:50 CET: Further to the announcement made today regarding the Court order granting the Company permission to convene the Scheme Meeting and the issuance of the Explanatory Statement and accompanying documentation via the Scheme Website, VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, and its subsidiary, VEON Holdings B.V. (the “Company”) hereby give notice that the Scheme Meeting will take place virtually by webinar, via Zoom, on 24 January 2023 at 10:00 a.m. (London time) (or such later time or date as the Company may decide and notify to Scheme Creditors) upon the Company being satisfied that it has obtained all necessary Authorisations for the Scheme Meeting to be held (including the OFAC Licence on terms that would authorise the Company to proceed with the Scheme Meeting). All Scheme Creditors are requested to attend the Scheme Meeting, via Zoom (either in person, by duly authorised representative if a corporation, or by proxy). The Notice of Scheme Meeting, which provides further information in relation to the Scheme Meeting, is appended hereto as Annexure 1. To participate and vote at the Scheme Meeting, provided they are not precluded from doing so by law or regulation, Scheme Creditors (or their DTC Participant on their behalf, as applicable) must have submitted validly completed Voting and Proxy Forms to Kroll Issuer Services Limited (as the Company’s information agent) by the Voting Instruction Deadline (currently anticipated to be 5:00 p.m. (London time) on 19 January 2023). Accordingly, the Company has today made available to Scheme Creditors (via the Scheme Website at https://deals.is.kroll.com/veon) the Voting and Proxy Form and hereby invites Scheme Creditors (including the ultimate beneficial owners of the 2023 Notes issued by the Company), provided they are not precluded from doing so by law or regulation, to submit (or procure that their DTC Participant submits on their behalf, as applicable) their Voting and Proxy Forms in accordance with the instructions set out in the Explanatory Statement well in advance of 5:00 p.m. (London time) on 19 January 2023 (being the Voting Instruction Deadline). Instructions for completing the Voting and Proxy Form are set out in the Voting and Proxy Form. Validly completed Voting and Proxy Forms can be submitted to Kroll Issuer Services Limited (as the Company’s information agent) online via https://deals.is.kroll.com/veon or by email in pdf form to veon@is.kroll.com. Scheme Creditors should be aware that Clearing Systems, DTC Participants, other Account Holders and/or Intermediaries may have earlier deadlines that they (and their Account Holders) may be required to comply with. Scheme Creditors that have questions in relation to the Explanatory Statement and accompanying documentation, the Voting and Proxy Form or the Scheme Meeting may contact

Kroll Issuer Services Limited (as the Company’s information agent) by email to veon@is.kroll.com or by telephone on + 44 20 7704 0880. Scheme Creditors and/or Account Holders requiring any assistance in completing their Voting and Proxy Forms should contact the Information Agent by email to veon@is.kroll.com or by telephone on + 44 20 7704 0880. Capitalised terms used but not defined in this announcement have the meaning given to them in the Explanatory Statement. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s intent to convene the Scheme Meeting. Forward looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Any steps taken in respect of the Scheme and in connection with the Amendments must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licences and approvals from competent sanctions authorities. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com

Annexure 1 No. CR-2022-004748 IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES INSOLVENCY AND COMPANIES LIST (ChD) In the Matter of VEON Holdings B.V. and In the Matter of the Companies Act 2006 USD1,000,000,000 5.95 per cent. notes due 13 February 2023 (ISIN: US92718WAE93 and XS0889401724) (the “February 2023 Notes”) and USD700,000,000 7.25 per cent. notes due 26 April 2023 (ISIN: US36251BAB18 and XS1400710726) (the “April 2023 Notes” and, together with the February 2023 Notes, the “2023 Notes”) issued by VEON Holdings B.V. NOTICE IS HEREBY GIVEN that, by an order dated 21 December 2022 made in the above matter, the High Court of Justice of England and Wales (the “Court”) has directed that a single meeting (the “Scheme Meeting”) be convened of the Scheme Creditors (being the 2023 Noteholders and the 2023 Notes Trustees) of VEON Holdings B.V. (the “Company”) for the purposes of considering and, if thought fit, approving (with or without modification, addition or condition approved or imposed by the Court and/or agreed by the Company) a scheme of arrangement proposed to be made between the Company and the Scheme Creditors in respect of the 2023 Notes (the “Scheme”). The Scheme Meeting will be held at 10.00 a.m. (London time) on 24 January 2023 (or such later time or date as the Company may decide and notify to Scheme Creditors via https://deals.is.kroll.com/veon/ (the “Scheme Website”) and the Clearing Systems) upon the Company being satisfied that it has obtained all necessary Authorisations for the Scheme Meeting to be held (including the OFAC Licence on terms that would authorise the Company to proceed with the Scheme Meeting). The Record Time for the Scheme is 5:00 p.m. (New York time) on the date falling two (2) Business Days before the Scheme Meeting. A copy of the Scheme and a copy of the statement required to be furnished pursuant to section 897 of the Companies Act (the “Explanatory Statement”) are available on the Scheme Website. Capitalised terms not defined herein shall have the meaning given to them in the Explanatory Statement. Voting on the Scheme The 2023 Noteholders, being the beneficial owners of the 2023 Notes, and the 2023 Notes Trustees are the Scheme Creditors. Any Scheme Creditor intending to attend (in person by webinar or, if a corporation, by a duly authorised representative, or by proxy) and vote on the Scheme at the Scheme Meeting must submit (or, if the Scheme Creditor holds their 2023 Notes through the DTC, procure that their DTC Participant submits on their behalf) validly completed Voting and Proxy Forms to the Information Agent before the Voting Instruction Deadline (5.00 pm London time on 19 January 2023). Voting and Proxy Forms are available on the Scheme Website and at Error! Reference source not found. of the Explanatory Statement. V alidly completed Voting and Proxy Forms can be submitted to the Information Agent via the Scheme Website or by sending a scanned pdf to the Information Agent at veon@is.kroll.com. Scheme Creditors who hold through Euroclear or Clearstream (and not otherwise holding through a Sanctions Disqualified Person, including the NSD), must contact their Account Holder (through any

Intermediaries, if applicable) and instruct their Account Holder to submit Custody Instructions to block their 2023 Notes by no later than the Custody Instruction Deadline (5.00 pm local time in the place of the relevant Clearing System on 13 January 2023) and submit a validly completed Voting and Proxy Form to the Information Agent by the Voting Instruction Deadline. Scheme Creditors who hold through the DTC must ensure their Voting and Proxy Form is executed by their DTC Participant (whose signature must be guaranteed by an Eligible Institution by the application of the Eligible Institution’s DTC medallion signature guarantee) and submitted to the Information Agent on their behalf by the Voting Instruction Deadline. Failure of a 2023 Noteholder to submit a validly completed Voting and Proxy Form by the Voting Instruction Deadline will mean that the voting instructions contained in that Voting and Proxy Form will, subject to the Chair’s discretion described at paragraph Error! Reference source not found. ( Chair’s Discretion to Accept Voting and Proxy Forms Received before close of voting) of Section Error! Reference source not found. (Summary of actions to be taken by 2023 Noteholders) of the E xplanatory Statement, be disregarded for the purposes of voting at the Scheme Meeting and the 2023 Noteholder will not be entitled to attend or vote at the Scheme Meeting. Subject to submission of a validly completed Voting and Proxy Form, Scheme Creditors may attend the Scheme Meeting personally, or may, if a corporation, attend by a duly authorised representative or appoint proxies to vote at the Scheme Meeting by completing Section A item 1 (Attendance at the Scheme Meeting) of Part 3 (Voting Instructions and Elections) of the Voting and Proxy Form. If a Scheme Creditor is a corporation, it must appoint an authorised representative or proxy to vote on its behalf at the Scheme Meeting by completing Section A item 1 (Attendance at the Scheme Meeting) of Part 3 (Voting Instructions and Elections) of the Voting and Proxy Form in order to vote at the Scheme Meeting. Scheme Creditors may appoint the Chair of the Scheme Meeting as a proxy to vote on their behalf. Compliance with applicable Sanctions laws and regulations Any steps taken in respect of the Scheme Meeting, the Scheme and in connection with the Amendments must be in compliance with all applicable Sanctions laws and regulations, including securing any necessary licences and approvals from competent Sanctions Authorities. “Sanctions” means any economic or financial sanctions laws or regulations, as amended from time to time, administered, enacted, or enforced by the United States, the United Nations, the European Union or any member states thereof, the United Kingdom, Bermuda and any other jurisdiction applicable to the Company (excluding the Russian Federation and the Republic of Belarus). Scheme Creditors who are not Sanctions Disqualified Persons, and are not acting for, on behalf of, at the direction of or through Sanctions Disqualified Persons may submit Voting and Proxy Forms and participate and vote at the Scheme Meeting. Scheme Creditors who are, or are acting for, on behalf of, at the direction of or through, Sanctions Disqualified Persons are not permitted to participate or vote at the Scheme Meeting, whether in person by webinar or by proxy. In addition, Scheme Creditors who are not Sanctions Disqualified Persons but who hold their 2023 Notes through Sanctions Disqualified Person Account Holders, Intermediaries, custodians or other members or participants in the Clearing Systems can, subject to submitting a validly completed Voting and Proxy Form before the Voting Instruction Deadline, participate or vote at the Scheme Meeting (provided that they do not submit their Voting and Proxy form, or participate or vote at the Scheme Meeting through the Sanctions Disqualified Person Account Holder, Intermediary, custodian or other member or participant in the Clearing Systems). For the avoidance of doubt, a Scheme Creditor shall not be a Sanctions Disqualified Person solely because it holds its 2023 Notes through the NSD. Attendance and Representation at the Scheme Meeting The Scheme Meeting will not take place in a physical setting and will be held virtually by webinar, via Zoom.

Scheme Creditors who have submitted validly completed Voting and Proxy Forms may contact the Information Agent at veon@is.kroll.com, prior to the date of the Scheme Meeting, to obtain the instructions for joining the Scheme Meeting. Registration and Attending the Scheme Meeting Each Scheme Creditor or proxy will be required to register their attendance at the Scheme Meeting prior to the commencement of the Scheme Meeting so that they can be included on a pre-prepared registration sheet which will expedite their admission to the Scheme Meeting. Scheme Creditors who are unable to adequately verify their identity in advance, or on the date of the Scheme Meeting, will not be granted access to the Scheme Meeting. Registration will commence at 9.00 am (London time) on the date of the Scheme Meeting and each Scheme Creditor and each proxy must be registered no later than 15 minutes prior to the commencement of the Scheme Meeting unless the Chair of the Scheme Meeting determines otherwise in his or her sole discretion. A Scheme Creditor who wishes to be represented in person at the Scheme Meeting (or its proxy) is required to have a copy of their validly completed Voting and Proxy Form and passport as proof of personal identity, and the passport number must match that on the Scheme Creditor's Voting and Proxy Form. Upon following the meeting virtual link, Scheme Creditors will initially be admitted to a virtual “waiting room”. Scheme Creditors or, if a corporation, their representative, or the proxy attending the Scheme Meeting on their behalf will be required to verify their entitlement to attend the Scheme Meeting as a Scheme Creditor before they will be granted access to the Scheme Meeting by a representative of the Information Agent. The Chair is not required to furnish copies of any Voting and Proxy Forms pursuant to which he or she was appointed as the proxy to attend and vote on behalf of such Scheme Creditor at the Scheme Meeting. By the order referred to above, the Court has appointed Jochem Benjamin Postma or, failing him, Asabi Omiyinka Doris to act as Chair of the Scheme Meeting and has directed the Chair to report the result of the Scheme Meeting to the Court. The Scheme will be subject to the subsequent approval of the Court and will be conditional on all other elements of the Amendments being effected. For further information of a general nature regarding the scheme please contact Moelis & Company UK LLP, the Company’s financial advisers, and for further information on the voting procedure please contact Kroll Issuer Services Limited, the Information Agent, and/or Akin Gump LLP, the English legal counsel to the Company, using the following contact details: Moelis & Company UK LLP as the Company’s Financial Adviser Email: Project_Verona_Ext@moelis.com Attention: Matthew Prest & Marcel Brouwer Kroll Information Services Limited as the Information Agent Telephone: +44 20 7704 0880 Email: veon@is.kroll.com Scheme Website: https://deals.is.kroll.com/veon/ Attention: Paul Kamminga Akin Gump LLP as English legal counsel to the Company Email: AkinProjectVerona@akingump.com Attention: Emma Simmonds, Carone Huang & Abigail Beardsworth Dated

VEON Holdings B.V. Neither this notice nor any part hereof constitutes an offer to distribute, issue or sell, or a solicitation of an offer to subscribe for or purchase or dispose of, the Amended 2023 Notes or any other securities or right or interest therein in any jurisdiction in which such distribution, issue, sale or solicitation is not permitted and neither this notice nor any part hereof may be used for or in connection with an offer to, or the solicitation by, any person in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. The Securities subject to the Scheme will not be registered with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Act, or the securities law of any state or other jurisdiction, and, to the extent there is any deemed delivery of securities pursuant to the Scheme, are being transferred and delivered in reliance upon certain exemptions from the registration requirements of the U.S. Securities Act. This notice includes statements, estimates, opinions and projections that are, or may be deemed to be, “forward-looking statements”. The words “believe”, “estimate”, “target”, “anticipate”, “expect”, “could”, “would”, “intend”, “aim”, “goal”, “plan”, “predict”, “continue”, “assume”, “positioned”, “may”, “will”, “should”, “will”, “risk”, their negatives and other similar expressions that are predictions of or indicate future events and future trends identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Each forward-looking statement speaks only as of the date of this notice and is not intended to give any assurances as to future results. The Company will comply with its obligations to publish updated information as required by applicable law and/or by any regulatory authority, but assumes no further obligation to publish additional information.